Exhibit 1.1

Blue Water Acquisition Corp.

15 E. Putnam Avenue

Suite 363

Greenwich, CT 06830

April 27, 2021

VIA ELECTRONIC MAIL

Maxim Group LLC

405 Lexington Avenue

New York, NY 10174

Dear All:

Reference is hereby made to that certain Underwriting Agreement, dated December 15, 2020 (the “Underwriting Agreement”), by and between Blue Water Acquisition Corp. (the “Company”) and Maxim Group LLC, as representative of the underwriters (the “Representative”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Underwriting Agreement.

The Representative understands that the Company has entered into a letter of intent to effect a Business Combination with Clarus Therapeutics, Inc. (the “Target”), and that Target intends to incur certain debt and/or offer and sell certain convertible securities of the Target to existing stakeholders of Target, which debt and/or securities shall convert into shares of the Company’s Class A common stock at the closing of the Business Combination (the “Private Placement”). The Private Placement is currently proposed to result in the issuance of approximately 2.5 million shares of the Class A Common Stock at a conversion price of $10.00 per share.

The parties have agreed to amend the Underwriting Agreement to revise certain terms of the Underwriting Agreement (the “Amendment”). This letter agreement (“Letter Agreement”) shall serve as an amendment to the Underwriting Agreement pursuant to Section 10.3 of the Underwriting Agreement, and as written evidence of the mutual agreement between the parties to the Amendment.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Representative agree as follows:

1. Underwriting Agreement Amendment and Waiver.

a. Section 3.32 of the Underwriting Agreement is hereby replaced in its entirety as follows:

“3.32. Future Financings. The Company agrees that for a period commencing on the Effective Date and ending on the earlier of the sixteen (16) month anniversary of the closing of a Business Combination and the three year anniversary of the Effective Date, the Company shall, at its sole discretion, either:

(x) grant Representative the right to participate as an underwriter or placement agent, with at least 10% of the economics, for any public and private equity, equity linked and debt offering of the Company (any such offering, a “Future Financing”); or

(y) engage the Representative as its capital markets advisor to provide advisory services in connection with all aspects of a Future Financing, and in consideration of services provided therewith, the Company shall pay to the Representative a fee equal to 10% of the aggregate fees to be paid to the Company’s underwriters or placement agents, as the case may be, in such Future Financing.”

b. The Representative hereby (i) consents to the Private Placement and waives the compliance by the Company with the terms set forth in Section 3.32 of the Underwriting Agreement with respect thereto, and (ii) confirms and acknowledges that the Private Placement shall not constitute a breach of the Company’s obligations under Section 3.32 of the Underwriting Agreement.

2. Financial Advisory Services. The Company hereby agrees to engage the Representative as its financial advisor in connection with the proposed Business Combination, which engagement shall commence as of the date hereof and terminate on the earlier of six (6) months from the date hereof or the closing of the Business Combination. In connection with such services, the Company shall pay to Representative a fee of $250,000, in cash, upon the closing of such Business Combination.

3. Miscellaneous.

a. Effectiveness. From and after the date hereof, all references to the Underwriting Agreement shall mean the Underwriting Agreement as amended by this Letter Agreement.

b. Other Provisions Unaffected. Except as modified or waived by this Letter Agreement, the Underwriting Agreement is unchanged and shall continue in full force and effect in accordance with the provisions thereof.

c. Amendments. The provisions of this Letter Agreement may not be amended, modified or supplemented, and waivers or consents to departure from the provisions hereof may not be given, except by the written consent of all parties hereto.

[Signature page follows]

Very truly yours,

BLUE WATER ACQUISITION CORP.

By:	/s/ Joseph Hernandez
Name:	Joseph Hernandez
Title:	Chief Executive Officer

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director, Investment Banking

Signature Page to Letter Agreement